Exhibit 99.1

China Finance Online Reports 2014 First Quarter Unaudited Financial Results

- Net revenues increased 321% YoY to first quarter record of $23.2 million –

Beijing, China, June 19, 2014 – China Finance Online Co. Limited ("China Finance Online”, or the “Company”, “we”, “us” or “our”) (NASDAQ GS: JRJC), a leading web-based financial services company that provides Chinese retail investors with online access to stocks, commodities, mutual funds and wealth management products, today announced its unaudited financial results for the first quarter ended on March 31, 2014.

2014 First Quarter Financial Summary

•	Net revenues were $23.2 million, representing a year-over-year increase of 321% from $5.5 million in the first quarter of 2013;
•	Gross profit was $17.8 million, representing a year-over-year increase of 389% from $3.6 million in the first quarter of 2013;
•	Net loss attributable to China Finance Online was $2.0 million, compared with a net loss of $4.3 million in the first quarter of 2013.

2014 First Quarter Results

Net revenues for the first quarter of 2014 increased by 321% year-over-year to $23.2 million from $5.5 million in the first quarter of 2013, and compared with $26.5 million in the fourth quarter of 2013. The Company's net revenues are categorized under: (a) revenues from financial services, which include Hong Kong brokerage-related revenues and our precious metal trading service; (b) revenues from financial information and advisory business, which include subscription fees from individual customers and institutional customers; and (c) advertising revenues. During the first quarter of 2014, revenues from financial services, revenues from financial information and advisory business and advertising revenues each contributed 78%, 14% and 8% of the total revenues, respectively, compared with 17%, 53% and 26%, respectively, for the first quarter in 2013.

Revenues from financial services were $18.0 million, compared with $0.9 million in the first quarter of 2013 and $20.4 million in the fourth quarter of 2013. The year-over-year increase was mainly driven by better operating performances in the precious metal trading service. The quarter-over-quarter decrease reflected the impact of fewer trading days in the first quarter due to the long Chinese New Year holidays. Financial services continue to be a growth engine under the Company’s new business model.

Revenues from financial information and advisory business were $3.2 million, compared with $2.9 million in the first quarter of 2013 and $2.9 million in the fourth quarter of 2013. Revenues from advertising were $1.8 million, compared with $1.5 million in the first quarter of 2013 and $2.5 million in the fourth quarter of 2013.

Gross profit increased by 389% year-over-year to $17.8 million from $3.6 million for the first quarter in 2013, and compared with $22.0 million in the fourth quarter of 2013. Gross margin for the first quarter of 2014 was 76.8%, compared with 66.1% for the first quarter of 2013 and 83.1% in the fourth quarter of 2013. The year-over-year increase in gross margin was mainly due to the increase in revenues related to financial services.

General and administrative (“G&A”) expenses for the first quarter of 2014 were $4.0 million, or 17.4% of net revenues, compared with $2.9 million, or 52.7% of net revenues for the first quarter in 2013, and $5.3 million, or 19.9% of net revenues for the fourth quarter of 2013. The year-over-year increase in G&A expenses in absolute value was mainly due to higher rent and wage expenses.

Sales and marketing expenses for the first quarter of 2014 were $12.1 million, or 52.2% of net revenues, compared with $3.1 million, or 56.7% of net revenues in the first quarter of 2013 and $15.5 million, or 58.6% of net revenues in the fourth quarter of 2013. The year-over-year increase in sales and marketing expenses in absolute value was mainly due to higher headcount related expenses and marketing expenses.

Product development expenses for the first quarter of 2014 were $2.6 million, or 11.0% of net revenues, compared with $2.2 million, or 40.2% of net revenues for the first quarter in 2013, and $2.2 million, or 8.4% of net revenues in the fourth quarter of 2013. The Company expects to continue to invest in its data, product and technical capabilities to achieve the Company’s long-term strategic plan.

Total operating expenses for the first quarter of 2014 were $18.7 million, compared with $8.2 million in the first quarter of 2013, and $23.0 million in the fourth quarter of 2013.

Net loss attributable to China Finance Online for the first quarter of 2014 was $2.0 million, compared with a net loss of $4.3 million in the first quarter of 2013, and a net income of $1.9 million in the fourth quarter of 2013. Basic and diluted weighted average number of ordinary shares in the first quarter of 2014 was 109 million. Each ADS represents five ordinary shares of the Company.

As of March 31, 2014, total cash and cash equivalents were $32.1 million. Accounts receivables from the non-margin related business were $14.3 million, while iSTAR Finance had margin-related accounts receivables of $4.3 million.

The total shareholders’ equity of China Finance Online was $73.9 million as of March 31, 2014.

Mr. Zhiwei Zhao, Chairman and CEO of China Finance Online commented, “We are pleased that our strategic transition continues to take hold as evidenced by our record first quarter revenues. Precious metal trading and Yinglibao cash management are viable new businesses addressing the demand of Chinese investors for alternative investment opportunities. Leveraging on our massive user base and industry-leading customer specialist team, we have quickly gained customers and established China Finance Online as a premier provider of such services in China. We will continue to explore various opportunities to become a one-stop financial product and service provider.”

Conference Call Information

The Company will host a conference call and a simultaneous webcast on June 19, 2014 at 8:00 p.m. Eastern Time/June 20, 2014 8:00 a.m. Beijing Time. Interested parties may participate in the conference call by dialing approximately five minutes before the call start time at U.S. 1-800-742-9301, Hong Kong 800-906-648, Singapore 800-616-2313, or China 800-870-0210/ 400-120-3170, and the Conference ID for all regions is 61349884.

A replay of the conference call will be available shortly after the conclusion of the event through 09:59 a.m. Eastern Time on June 26, 2014 (or 09:59 p.m. Beijing Time on June 26, 2014). The dial-in details for the replay: U.S. 1-855-452-5696, Hong Kong 800-963-117, Singapore 800-616-2305, China 800-870-0205/400-632-2162. Conference ID for all regions is 61349884.

The conference call will be available as a live webcast and replay at: http://www.media-server.com/m/p/ebj2ja9y

About China Finance Online

China Finance Online Co. Limited is a leading web-based financial services company that provides Chinese retail investors with access to stocks, commodities, mutual funds and wealth management products. The Company’s two prominent flagship portal sites, www.jrj.com and www.stockstar.com, are ranked as top financial web sites in China and have enormous active user bases. In addition to the web-based stock trading platform, the Company offers basic financial software, information services and securities investment advisory services to retail investors in China. Through its subsidiary, Shenzhen Genius Information Technology Co., the Company provides financial database and analytics to institutional customers including domestic financial, research, academic and regulatory institutions. China Finance Online also provides brokerage services in Hong Kong.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, this release contains the following forward-looking statements regarding:

•	our product upgrade and strategic transformation initiative;
•	our prospect on the cash management business of our financial platform “Yinglibao”;
•	our prospect on the continuous growth of our precious metals trading services;
•	our prospect on stabilization in cash attrition and improvement of our financial position;
•	our initiatives to address customers’ demand for intuitive online investment platforms and alternative investment opportunities; and
•	the market prospect of the business of securities investment advisory and wealth management.

Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, which risks and uncertainties include, among others, the following:

•	the changing customer needs, regulatory environment and market condition that we are subject to;
•	the uneven condition of the world and Chinese economy that could lead to volatility in the equity markets and affect our operating results in the coming quarters;
•	the impact of the changing conditions of the Chinese stock market, Hong Kong stock market and global financial market on our future performance;
•	the unpredictability of our strategic transformation and growth of new businesses, including our precious metal trading service;
•	the prospect of our margin-related business and the degree to which our implementation of margin account screening and ongoing monitoring will yield successful outcome;
•	the degree to which our strategic collaborations with partners will yield successful outcome;
•	the prospect for China’s high-net-worth and middle-class households;
•	the prospect of equipping our customer specialists with new technology, tools and financial knowledge;
•	the competition we are facing in the new business of securities investment advisory and wealth management, including cash management solutions and mutual fund distribution, such as Yinglibao;
•	wavering investor confidence that could impact our business; and
•	possible non-cash goodwill, intangible assets and investment impairment may adversely affect our net income.

Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F under ”Forward-Looking Information” and ”Risk Factors”. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contact:

Julie Zhu
China Finance Online Co. Limited
+86-10-5832-5288
ir@jrj.com

Shiwei Yin
Grayling
646-284-9474
shiwei.yin@grayling.com

Tables follow

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)
	Mar. 31, 2014	Dec. 31, 2013
Assets
Current assets:
Cash and cash equivalents	32,105	36,371
Restricted cash	6	4
Trust bank balances held on behalf of customers	14,671	9,999
Accounts receivable, net - Others	14,340	15,325
Accounts receivable, net - Margin clients	4,260	5,977
Loan receivable	10,240	10,333
Consideration Receivable	13,329	13,450
Prepaid expenses and other current assets	7,567	3,307
Deferred tax assets, current	632	1,114
Total current assets	97,150	95,880
Long-term investments, net	1,131	1,139
Property and equipment, net	4,400	3,868
Acquired intangible assets, net	7,390	7,545
Rental deposits	1,313	1,115
Goodwill	16,881	16,974
Deferred tax assets, non-current	83	94
Other deposits	7,257	6,877
Total assets	135,605	133,492

Liabilities and equity
Current liabilities:
Deferred revenue, current (including deferred revenue, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $2,819 and $3,808 as of March 31,2014 and December 31,2013, respectively)	4,752	6,150
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $6,993 and $7,460 as of March 31,2014 and December 31,2013, respectively)	9,100	9,696
Amount due to customers for trust bank balances held on behalf of customers(including amount due to customers for trust bank balances held on behalf of customers of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $372 and $648 as of March 31,2014 and December 31,2013, respectively)	14,671	9,999
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $7,127 and $5,520 as of March 31,2014 and December 31,2013, respectively)	12,948	12,573
Deferred tax liability, current(including deferred tax liability, current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $283 and $325 as of March 31,2014 and December 31,2013, respectively)	283	325
Income taxes payable (including income taxes payable of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $79 and $414 as of March 31,2014 and December 31,2013, respectively)	111	459
Total current liabilities	41,865	39,202
Deferred tax liability, non-current (including deferred tax liabilities, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $1,827 and $1,886 as of March 31,2014 and December 31,2013, respectively)	1,827	1,886
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated variable interest entities without recourse to China Finance Online Co. Limited $559 and $633 as of March 31,2014 and December 31,2013, respectively)	1,776	1,986
Total liabilities	45,468	43,074
Noncontrolling interests	16,263	14,646
Total China Finance Online Co. Limited Shareholders' equity	73,874	75,772
Total liabilities and equity	135,605	133,492

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands of U.S. dollars, except share and ADS related data)
	Three months ended
	Mar. 31, 2014	Mar. 31, 2013	Dec. 31, 2013
Net revenues	23,179	5,504	26,481
Cost of revenues	(5,388)	(1,867)	(4,476)
Gross profit	17,791	3,637	22,005
Operating expenses
General and administrative(includes share-based compensation expenses of $506, $177 and $2,120, respectively)	(4,039)	(2,898)	(5,259)
Sales and marketing (includes share-based compensation expenses of $6, nil and $6, respectively)	(12,088)	(3,121)	(15,519)
Product development (includes share-based compensation expenses of $22, nil and $22, respectively)	(2,556)	(2,210)	(2,228)

Total operating expenses	(18,683)	(8,229)	(23,006)
Government subsidies	248	-	-
Loss from operations	(644)	(4,592)	(1,001)
Interest income	828	401	424
Interest expense	(2)	(37)	(1)
Investment gain (loss), net	(35)	119	2,855
Other income (loss), net	16	(129)	337
Exchange gain (loss), net	(153)	59	148

Income (loss) before income tax benefits (expenses)	10	(4,179)	2,762
Income tax benefits (expenses)	(445)	(468)	377

Net income (loss)	(435)	(4,647)	3,139
Less: Net income (loss) attributable to the noncontrolling interest	1,551	(331)	1,282
Net income (loss) attributable to China Finance Online Co. Limited	(1,986)	(4,316)	1,857

Net income (loss)	(435)	(4,647)	3,139
Changes in foreign currency translation adjustment	(453)	57	385
Net unrealized gain on available-for-sale securities, net of tax effects of nil, nil, $(4), respectively	-	-	(11)
Other comprehensive income (loss), net of tax	(453)	57	374
Comprehensive income (loss)	(888)	(4,590)	3,513
Less: comprehensive income (loss) attributable to non-controlling interest	1,551	(331)	1,282
Comprehensive income (loss) attributable to China Finance Online Co. Limited	(2,439)	(4,259)	2,231

Net income (loss) per share attributable to China Finance Online Co. Limited
Basic	(0.02)	(0.04)	0.02
Diluted	(0.02)	(0.04)	0.02
Income (loss) per ADS
Basic	(0.09)	(0.20)	0.09
Diluted	(0.09)	(0.20)	0.08
Weighted average ordinary shares
Basic	109,197,765	109,004,768	109,060,617
Diluted	109,197,765	109,004,768	118,921,336
Weighted average ADSs
Basic	21,839,553	21,800,954	21,812,123
Diluted	21,839,553	21,800,954	23,784,267